

06015684

Open Joint-Stock Company «Uralsvyazinform»

11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

Our reference # 09.1-14/9292

Date 25/VII 2006

The U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

082-04545

SUPPL

Attention: Division of Corporation Finance

Subject: Uralsvyazinform information on corporate actions dd. June 29, 2006 – July 21, 2006

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. June 29, 2006 – July 21, 2006.

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

RECEIVED
2006 AUG -2 P 12:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

Enclosures:

1. Information on corporate actions dd. June 29, 2006 (results of the AGM).
2. Information on corporate actions dd. June 29, 2006 (declaration of dividends).
3. Information on corporate actions dd. June 30, 2006 (payout of fixed income and redemption of bond issue of 1-Ч series).
4. Information on corporate actions dd. July 3, 2006 (change of share in Charter Capital owned by the Board of Directors' member).
5. Information on corporate actions dd. July 18, 2006 (coupon payment and redemption of bond issue 03 series).
6. Information on corporate actions dd. July 18, 2006 (new license for television broadcasting services).
7. Information on corporate actions dd. July 21, 2006 (new license_telecommunications services for broadcasting purposes).
8. Information on corporate actions dd. July 21, 2006 (bond issue 03 redeemed and delisted from the Russian Trading System).
9. Information on corporate actions dd. July 21, 2006 (Board of Directors determines to call the extraordinary general shareholders meeting).
10. Information on corporate actions dd. July 21, 2006 (record date for the extraordinary shareholders meeting).

dlo 8/2

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

RECEIVED
2006 AUG -2 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 29, 2006

On June 22, 2006 the Annual General Shareholders Meeting of Uralsvyazinform, OJSC took place.

The form of the meeting: **simultaneous attendance of the shareholders, blank ballots having been delivered prior to the date of the AGM.**

Date and place of the AGM: **June 22, 2006; 44 Kuybishev str., Ekaterinburg, Russia.**

The AGM quorum was reached.

Items put to the voting in accordance with the Agenda and results of the voting:

Item 1. ***Approval of the Annual Report, the annual financial statements, including the profit and loss statement, the profit and loss appropriation statement of the Company as of the reporting (2005) fiscal year.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	22 077 704 514	94,33%
AGAINST	200	less than 0,01%
ABSTAIN	8 445 870	0,04%

Item 2. ***Setting the amount of annual dividend as of 2005, the form and terms of dividend repay for each type of shares.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	22 082 404 828	94,35%
AGAINST	507 368	less than 0,01%
ABSTAIN	1 245 224	0,01%

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

Item 3. ***Election of the Board of Directors members.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	253 416 397 641	98,43%
AGAINST	9 099 354	less than 0,01%
ABSTAIN	25 289 550	0,01%

Item 4. ***Introduction of amendments and additions to the Charter of the Company.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	20 952 708 177	89,52%
AGAINST	1 961 819 288	8,38%
ABSTAIN	338 355 910	1,45%

Item 5. ***Approval of the restated Procedure of the General Shareholders Meeting of OJSC Uralsvyazinform.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	19 888 262 143	84,97%
AGAINST	1 861 410 799	7,95%
ABSTAIN	336 269 676	1,44%

Item 6. ***Approval of the restated Regulation on the Audit Commission of OJSC Uralsvyazinform.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	19 888 850 420	84,97%
AGAINST	1 861 281 199	7,95%
ABSTAIN	336 148 022	1,44%

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

Item 7. **Approval of the restated Regulation on the Board of Directors of OJSC Uralsvyazinform.**

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	19 928 633 161	85,14%
AGAINST	1 862 185 468	7,96%
ABSTAIN	295 070 318	1,26%

Item 8. ***Approval of the restated Regulation on the Managing Board of OJSC Uralsvyazinform.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	19 928 429 157	85,14%
AGAINST	1 862 189 374	7,96%
ABSTAIN	295 210 586	1,26%

Item 9. ***Election of the Audit Commission members.***

Candidate	**Results of the voting**	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
1. Natalia Y. Belyakova	FOR	19 785 613 908	84,86%
	AGAINST	11 717 177	0,05%
	ABSTAIN	2 150 109 904	9,22%
	INVALID BALLOT	6 997 724	
2. Svetlana N. Bocharova	FOR	19 558 486 561	83,88%
	AGAINST	238 381 273	1,02%
	ABSTAIN	2 150 236 299	9,22%
	INVALID BALLOT	7 368 433	
3. Bogdan I. Golubitsky	FOR	19 557 649 860	83,88%
	AGAINST	238 769 142	1,02%
	ABSTAIN	2 150 236 299	9,22%
	INVALID BALLOT	7 817 265	

4. Lidia I. Kalinina	**FOR**	19 561 270 480	83,90%
	AGAINST	235 418 601	1,01%
	ABSTAIN	2 150 106 881	9,22%
	INVALID BALLOT	7 607 081	
5. Evgeniy A. Nechaev	**FOR**	19 557 830 932	83,88%
	AGAINST	238 757 747	1,02%
	ABSTAIN	2 150 171 572	9,22%
	INVALID BALLOT	7 712 315	
6. Natalia V. Feoktistova	**FOR**	19 557 372 577	83,88%
	AGAINST	238 499 404	1,02%
	ABSTAIN	2 150 815 876	9,22%
	INVALID BALLOT	7 784 709	
7. Kirill V. Frolov	**FOR**	19 558 460 427	83,88%
	AGAINST	238 474 841	1,02%
	ABSTAIN	2 150 934 062	9,23%
	INVALID BALLOT	6 603 236	

Item 10. ***Nomination of the Company Auditor for 2006.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	21 746 460 085	92,91%
AGAINST	43 134 952	0,18%
ABSTAIN	296 211 293	1,27%

Item 11. ***Setting the amount of the annual remuneration paid to the Board of Directors' members.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	19 918 788 770	85,10%
AGAINST	1 873 401 049	8,00%
ABSTAIN	291 915 347	1,25%

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

Item 12. ***Termination of OJSC Uralsvyazinform membership in the Association of Operators for Federal Business Service Network 'Iskra'.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	21 790 117 951	93,10%
AGAINST	1 080 892	less than 0,01%
ABSTAIN	295 057 525	1,26%

Item 13. ***Termination of OJSC Uralsvyazinform membership in the Association of Operators for Federal cellular network 'NMT-450'.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	21 789 085 265	93,09%
AGAINST	1 156 854	less than 0,01%
ABSTAIN	296 288 094	1,27%

Item 14. ***Termination of OJSC Uralsvyazinform membership in the Association of Telecommunication Operators of the Urals.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	21 787 626 122	93,09%
AGAINST	1 402 131	0,01%
ABSTAIN	297 355 864	1,27%

Item 15. Termination of OJSC Uralsvyazinform membership in Kurgan regional public organization 'Auditors and Accountants Association'.

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	21 743 621 055	92,90%
AGAINST	167 284	less than 0,01%
ABSTAIN	297 070 783	1,27%

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

Decisions adopted by the AGM:

Item 1. *To approve the Annual Report, the annual financial statements, including the profit and loss statement, the profit and loss appropriation statement of the Company as of the reporting (2005) fiscal year.*

Item 2. *To repay the annual dividend for 2005 fiscal year:*

- for preference shares in the amount of RUR 0.02802 per one share in monetary form by August 21, 2006;

- for common shares in the amount of RUR 0.01605 per one share in monetary form by December 15, 2006.

Item 3. *To elect the members of the Board of Directors as below:*

1. *Anatoly Y. Ufimkin*
2. *Igor V. Belikov*
3. *Boris D. Antonyuk*
4. *Sergey I. Kuznetsov*
5. *Victor F. Basargin*
6. *Evgeniy P. Yenin*
7. *Alla B. Grigorieva*
8. *Sergei V. Chernogorodsky*
9. *Olga G. Koroleva*
10. *Evgeniy A. Chechelnitsky*
11. *Vladimir A. Statyin*

Item 4. *To introduce the amendments and additions to the Charter of OJSC Uralsvyazinform.*

Item 5. *To approve the restated Procedure of the General Shareholders Meeting of OJSC Uralsvyazinform.*

Item 6. *To approve the restated Regulation on the Audit Commission of OJSC Uralsvyazinform.*

Item 7. *To approve the restated Regulation on the Board of Directors of OJSC Uralsvyazinform.*

Item 8. *To approve the restated Regulation on the Managing Board of OJSC Uralsvyazinform.*

Item 9. *To elect the members of the Audit Commission as below:*

1. *Kirill V. Frolov*
2. *Natalia V. Feoktistova*
3. *Evgeniy A. Nechaev*
4. *Lidia I. Kalinina*
5. *Bogdan I. Golubitsky*
6. *Svetlana N. Bocharova*
7. *Natalia Y. Belyakova*

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

Item 10. ***To nominate OOO "Ernst and Young" as the Auditor of OJSC 'Uralsvyazinform' for 2006.***

Item 11. ***To approve the following standard (interest-based) amounts of annual remuneration payable to the Board of Directors' members who are elected at the present Annual General Shareholders Meeting:***
- 0.26 % of the company's EBITDA in accordance with the financial statements as of 2006 prepared under IFRS (International Accounting Standards);
- 0.78 % of the company's net profit distributed in the form of dividend as of 2006.
Item 12. ***To terminate Uralsvyazinform's membership in the Association of Operators for Federal Business Service Network 'Iskra'.***
Item 13. ***To terminate Uralsvyazinform's membership in the Association of Operators for Federal cellular network 'NMT-450'.***
Item 14. ***To terminate Uralsvyazinform's membership in the Association of Telecommunication Operators of the Urals.***
Item 15. ***To terminate Uralsvyazinform's membership in Kurgan regional public organization 'Auditors and Accountants Association'.***

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru


uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

RECEIVED
2006 AUG -2 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 29, 2006

On June 22, 2006 Uralsvyazinform's AGM approved and declared the dividend rate for the Issuer's shares.

The category and type of shares:
ordinary registered shares;
preference registered shares.

State registration number of the shares issues and the date of their state registration:
ordinary registered shares: 1-07-00175-A dd. September 9, 2003.
preference registered shares: 2-01-00175-A dd. September 9, 2003.

State registration of the shares issues was performed by the RF Federal Commission for the Securities Market (FCSM).

The Issuer's governing body that approved and declared the dividend rate for the Issuer's shares: **Annual General Shareholders Meeting of Uralsvyazinform, OJSC.**

The date of adoption of the decision on dividend payment (declaration): **June 22, 2006.**

The date of drawing up the Protocol of the Meeting: **June 29, 2006.**

Overall amount of dividend on Issuer's shares of a certain category:
- **ordinary shares dividend: RUR 518,395,451.42;**
- **preference shares dividend: RUR 219,563,074.83.**

Dividend per one share of a certain category:
- **per ordinary share: RUR 0.01605;**
- **per preference share: RUR 0.02802.**

The mode of payment: **cash or non-cash settlement in monetary form in the Russian Federation currency.**

The last date on which the dividend yield on the Issuer's shares must be paid out:
- **for ordinary shares: by December 15, 2006.**
- **for preference shares: by August 21, 2006.**

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru


uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

RECEIVED
2006 AUG -2 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 30, 2006

On June 30, 2006 Uralsvyazinform effected the payoff of fixed income on bonds issue of 1-Ч series and redeemed the bonds of 1-Ч series at the nominal value.

The category, type, and series of bonds: non-documentary registered bonds of 1-Ч series.

The state registration number of the Bond issue and the date of its state registration: 4-78-00175-A dd. June 10, 2002.

Amount of income on bonds of 1-Ч series was determined by Bonds Resolution approved by Uralsvyazinform Board of Directors (Protocol # 18, dd. January 29, 2002).

The outpaid fixed income on bonds of 1-Ч series amounted to RUR 5,000.
The bonds were redeemed at the nominal value that amounted to RUR 1,000,000.

The out-paid interest per bond made up RUR 10.
The total value of interest repaid amounted to RUR 5,000.

The par value of each bond made up RUR 2,000.
The overall par value of the bond issue redeemed totaled RUR 1,000,000.

The mode of income repay on bonds of 1-Ч series:
- in cash form from the till of the Issuer;
- non-cash settlement in the form of a bank transfer.

The bonds were redeemed in the Russian Federation currency.

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru


uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsvyazinform.com

July 3, 2006

The change of the share in Company's Charter Capital owned by the member of the Company's Board of Directors.

Name and position of the person owning the share in the Company's Charter Capital: Vladimir A. Statyin, member of Uralsvyazinform's Board of Directors.

The share in Uralsvyazinform Charter Capital owned by Vladimir A. Statyin before the change: **0.000509% of the Charter Capital, 0.000445% of the Common Stock.**

The share in Uralsvyazinform Charter Capital owned by Vladimir A. Statyin after the change: **0.001604% of the Charter Capital, 0.000445% of the Common Stock.**

The date on which Uralsvyazinform became aware of the change: **July 3, 2006.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru



11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

RECEIVED
2006 AUG -2 P 12:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

July 18, 2006

Uralsvyazinform effected the sixth coupon payment on monetary bond issue of 03 series and redeemed the bond issue of 03 series at the nominal value.

The category of securities: **non-convertible interest-bearing documentary bearer bonds with obligatory centralized custody.**

State registration number of the bond issue and the date of its registration: **4-06-00175-A dd. June 24, 2003.**

According to the Bond Resolution the bonds' overall nominal value amounts to RUR 3 bn, coupon interest rate – 14.25 per cent per annum, payable every half-year.

The outpaid interest per one bond with par value of RUR 1,000 made up **RUR 71.05**.

The total value of interest repaid amounted to **RUR 213,150 thousand**.

The mode of coupon payment: **non-cash settlement in the Russian Federation currency.**

The overall par value of the bond issue redeemed totaled **RUR 3,000,000,000.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru



11 Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

RECEIVED
2006 AUG -2 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 18, 2006

On July 18, 2006 the Uralsvyazinforn license for television broadcasting services (over-the-air television "Vostochnyi express") expired.

Number, date of issuing the license, and State authority that issued the license: **№8955 dd. May 16, 2005, issued by the Russian Federal Surveillance Service for Compliance with the Law in Mass Communications and Cultural Heritage Protection.**

Company's activity aimed at the license renewal: **the Company has filed an application for the license renewal to the Russian Federal Surveillance Service for Compliance with the Law in Mass Communications and Cultural Heritage Protection.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru



11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

RECEIVED
2006 AUG -2 P 12:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

July 21, 2006

On July 21, 2006 OJSC Uralsvyazinform obtained a notification on a new license issued for its services.

License type: license for rendering telecommunications services for broadcasting purposes.

Number, date of issuing the license, and State authority that issued the license: №42556 dd. July 12, 2006, issued by the State Telecommunication Committee.

Term of the license: not specified in the notification of the licensing authority.

The date on which a respective decision of the licensing authority on issuing the present license entered into force: July 12, 2006.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru



11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

RECEIVED
2006 AUG -2 P 12:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 21, 2006

On July 21, 2006 the bond issue of 03 series was delisted from the Russian Trading System Stock Exchange (RTS).

Characteristics of the securities: **non-convertible interest-bearing documentary bearer bonds of 03 series with obligatory centralized custody (state registration number 4-06-00175-A dd. June 24, 2003).**

The list designation: **non-listed securities (admitted to trading without listing procedure).**

The date on which the notification on delisting was received from RTS: **July 21, 2006.**

The reason for the delisting: **the bond issue of 03 series was delisted due to the expiration of term to maturity of the bond issue.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru


uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

July 21, 2006

The Uralsvyazinform Board of Directors adopted the decision to call the extraordinary general shareholders meeting.

1. Upon the request of OAO Svyazinvest that appears a majority shareholder of Uralsvyazinform (owns 16 608 946 183 of its ordinary shares), the extraordinary general shareholders meeting shall be called in the form of simultaneous attendance of shareholders. The purpose of the meeting is the debate on the issues of the Agenda and adoption of decisions with regard to the issues put to voting. Blank ballots shall be delivered to the shareholders prior to the date of the extraordinary general shareholders meeting.

2. The date of the extraordinary general shareholders meeting: **September 26, 2006.**

3. Date and protocol of the Board of Directors' session that adopted the decision: Protocol # 3 dd. July 21, 2006.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru


uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

July 21, 2006

On July 21, 2006 the Uralsvyazinform Board of Directors determined the next record date.

Type of the securities under record:
ordinary registered non-documentary shares.

The record date is determined to fix the right of the shareholders to take part in the extraordinary general shareholders meeting.

The record date: **July 25, 2006**.

The date and number of the Protocol of the Board of Directors' session where the record date was determined: **Protocol # 3 dd. July 21, 2006.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru